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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Schedule 13 G/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                               Allin Corporation
                    ----------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                  019924 10 9
                    ----------------------------------------
                                 (CUSIP Number)



                                  Les D. Kent
                               Sixty 98th Avenue
                               Oakland, CA  94603
                                 (510) 613-1241

                             ---------------------

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 31, 1999

                             ---------------------

                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)
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-------------------------
CUSIP NO. 019924 10 9               13G/A
-------------------------
================================================================================

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       LES D. KENT

--------------------------------------------------------------------------------

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                              (a) [ ]
                              (b) [ ]

--------------------------------------------------------------------------------

  3  SEC USE ONLY


--------------------------------------------------------------------------------

  4  CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

   NUMBER OF        5  SOLE VOTING POWER
                       1,051,149
    SHARES
                  --------------------------------------------------------------
 BENEFICIALLY
                    6  SHARE VOTING POWER
   OWNED BY            0
                  --------------------------------------------------------------
     EACH
                    7  SOLE DISPOSITIVE POWER
   REPORTING           1,051,149

  PERSON WITH     --------------------------------------------------------------

                    8  SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON:
     1,051,149

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN A ROW (9)
     EXCLUDES CERTAIN SHARES*
     [ ]

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     15.5%

 12  TYPE OF REPORTING PERSON*
     IN

================================================================================
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ITEM 1(a) NAME OF ISSUER:                             ALLIN CORPORATION

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPLE EXECUTIVE OFFICES:

                                                      400 GREENTREE COMMONS
                                                      381 MANSFIELD AVENUE
                                                      PITTSBURGH, PA 15220


ITEM 2(A) NAME OF PERSON FILING:                      LES D. KENT

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:       SIXTY 98TH AVENUE
                                                      OAKLAND, CA  94603

ITEM 2(c) CITIZENSHIP:                             UNITED STATES OF AMERICA

ITEM 2(d) TITLE OF CLASS OF SECURITIES:            COMMON STOCK, PAR VALUE
                                                           $0.01 PER SHARE


ITEM 2(e) CUSIP Number:                            019924 10 9

ITEM 3 If this statement is filed pursuant to (S) 240.13d-1(b) or 240.13d-2(b) or (c) check whether the person filing is a:
                            Not applicable

ITEM 4    Ownership

          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a)  Amount owned
               1,051,149

          (b)  Percent of Class
               15.5%

          (c)  Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote
                      1,051,149

               (ii)   shared power to vote or to direct the vote
                      0

               (iii) sole power to dispose or to direct the disposition of 1,051,149

               (iv)   share power to dispose or to direct the disposition of
                      0
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ITEM 5    Ownership of Five Percent or Less of a Class:

                    Not applicable

ITEM 6    Ownership of More than Five Percent on Behalf of Another Person:

                    Not applicable

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                    Not applicable

ITEM 8    Identification and Classification of Members of the Group:

                    Not applicable

ITEM 9    Notice of Dissolution of Group

                    Not Applicable

ITEM 10  Certification
     (Required if statement is filed pursuant to Rule 13d-1(b))

                    Not Applicable



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:    07  /  08  /  99     By:   /s/ Les D Kent
       -----  -----  -----        ------------------------------
                                        Les D. Kent